English Translation

This document is executed in Indonesian Language

Our Ref.: 129/E00-E0O/REL/14

May 23, 2014

To:

Board of Directors of Indonesia Stock Exchange

Indonesia Stock Exchange Building

Jl. Jend. Sudirman Kav. 52-53

Jakarta 12920

Re : The Change of Corporate Secretary

Dear Sir/Madam,

To comply with BEI Regulation No. I-E, BEI Regulation No. I-A, and Bapepam-LK Regulation No IX.I.4, please be informed that our Corporate Secretary which previously had been assumed by Mr. Bayu Hanantasena, starting as of 23 May 2014 has been assumed by Mr. Harsya Denny Suryo (Group Head Investor Relations & Corporate Secretary).

Thank you for your kind attention.

Sincerely,

President Director & CEO

Alexander Rusli

Cc :

1.

Head of the Capital Market Supervisory – Indonesian Financial Services Authority

2.

Indonesian Capital Market Electronic Library (CaMEL)

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee